UMC Announces Exchangeable Bond Pricing

Taipei, Taiwan, R.O.C. – November 30, 2009 –United Microelectronics Corporation (TAIEX: 2303, NYSE: UMC) today announced the pricing of its offerings of two Exchangeable Bonds due 2014. One tranche with US$127.2 million aggregate principal amount can be exchanged into common shares of Unimicron Technology Corporation (“Unimicron”) held or to be held by UMC. The other tranche with US$80 million aggregate principal amount can be exchanged into common shares of Novatek Microelectronics Corporation (“Novatek”) held or to be held by UMC. The sale of the bonds is expected to close on December 2, 2009. UMC intends to use the net proceeds to fund purchases of equipment.

Unless being redeemed or exchanged earlier, the bonds are redeemable at maturity at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum. The bonds are exchangeable into Unimicron common shares and Novatek common shares at an initial exchange price of NT$51.1875 and NT$108.58 per share, respectively, subject to adjustment in certain circumstances. On November 30, 2009, the closing price per share of Unimicron and Novatek on the Taiwan Stock Exchange was NT$40.95 and NT$89.00, respectively. Application has been made to list the bonds on the SGX-ST.

The bonds will be offered outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended. The bonds have not been, and will not be, registered by UMC under the Securities Act and will not be offered or sold in the United States.

These bonds are the first two exchangeable bonds issued by a Taiwanese company since February 2008. UMC believes the pricing terms fully reflect its solid financial position and excellent credit record. This is consistent with UMC’s policy to dispose its non-core holdings in a non-disturbing manner. Going forward, UMC will continue to focus on its core business while maximizing the benefits to UMC’s stockholders.

Credit Suisse is the sole bookrunner for the Exchangeable Bond offering.

About UMC
UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that provides advanced technology and manufacturing services for applications spanning every major sector of the IC industry. UMC’s customer-driven foundry solutions allow chip designers to leverage the strength of the company’s leading-edge processes, which include production proven 65nm, 45/40nm, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab12A in Taiwan and Singapore-based Fab12i are both in volume production for a variety of customer products. The company employs approximately 13,000 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

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